NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 18, 2007, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(2)

The removal of Wachovia Corporation 90% Principal Protected Notes Linked to the Performance of 4.5% U.S. Treasuries due February 15, 2036, maturing June 6, 2007 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on June 6, 2007.

The security was suspended by the Exchange on June 7, 2007.